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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Talley Industries, Inc.
(Name of Issuer)

Series B Cumulative Convertible Preferred Stock
(Title of Class of Securities)

874687304
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, 18th Floor, New York, New York 10176, Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the Following Pages)
Page 1 of 5 Pages
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Elliott Associates, L.P., a Delaware limited partnership

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)

3          SEC USE ONLY

4          SOURCE OF FUNDS*
               00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7          SOLE VOTING POWER
               0

8          SHARED VOTING POWER
               0

9          SOLE DISPOSITIVE POWER
               0

10         SHARED DISPOSITIVE POWER
               0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0%

14         TYPE OF REPORTING PERSON*
               PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

           This statement is filed pursuant to Rule 13d-2(a) with respect to the securities beneficially owned by the reporting person specified herein as of December 14, 1997 and amends and supplements the Schedule 13D dated December 21, 1995, as amended on January 23, 1996, March 13, 1996, April 25, 1996, December 6, 1996 and May 2, 1997 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

ITEM 2.    Identity and Background

           (a)-(c)   The name of the person filing this statement on
Schedule 13D is: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"). Paul E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott.

ELLIOTT

           The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

           The principal business of Elliott is to purchase, sell, trade and invest in securities.

           SINGER

               Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

               Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP.

           BRAXTON LP

               The business address of Braxton LP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

               The principal business of Braxton LP is the furnishing of investment advisory services.

               The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

           NAME
ADDRESSOCCUPATIONPaul E.
           Singer
712 Fifth Avenue
           36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP
Braxton
           Associate
           s, Inc.
712 Fifth Avenue
           36th Floor
New York, New York
10019
The principal
business of
Braxton
Associates, Inc.
is serving as
general partner of
Braxton LP
               The name, business address, and present principal occupation or employment of each director and executive officer of Braxton Associates, Inc. are as follows:

           NAME
ADDRESSOCCUPATIONPaul E.
           Singer
712 Fifth Avenue
36th Floor
New York, New York
10019
General partner of
Elliott and Braxton LP

ITEM 3.    Source and Amount of Funds or Other Consideration

           Not applicable


ITEM 5.    Interest in Securities of the Issuer

           (a)  Elliott beneficially owns no shares of Common Stock.

           (b)  Not applicable

           (c) The following transaction was effected by Elliott during the past sixty (60) days:

                                                    Approximate
                                Amount of Shares    Price per Share
Date         Security           Bought (Sold)       Share (exclusive
                                                    of commissions)

12/04/97       Preferred Stock    (142,000)                 16.00

           (d)  Not applicable

           (e) The reporting person ceased to be the beneficial owner of more than 5% of the Preferred Stock on December 4, 1997.

                                  SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  December 15, 1997

                     ELLIOTT ASSOCIATES, L.P.


                     By:/s/ Paul E. Singer
                            Paul E. Singer
                            General Partner